P.E. 2/15/02

1126313

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 February 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Stmt re Claims Provisions
Released	07:01 5 Feb 2002
RNS Number	9753Q

IMMEDIATE **5 February 2002**

Royal & SunAlliance Announces Increase in Claims Provisions

Royal & SunAlliance, the global insurance group, today announced a strengthening of its claims provisions, largely related to exposures connected with asbestos and other discontinued business. The increase in provisions will be reflected in 2001 earnings, which will be announced on 28 February 2002.

Key points summary:

- **Asbestos provisions strengthened by £371m – resulting in a charge of £239m, net of discount, to operating result in 2001**
- **Provisions for discontinued operations strengthened by £145m**
- **Effect of these and other items, including World Trade Center provision (now £215m), is that Group Operating Result before tax for 2001 is expected to be around break even**
- **Current trading very positive, strong rating environment expected to continue**

Royal & SunAlliance Group Chief Executive Bob Mendelsohn said:

> "The reserving actions announced today are tough, but should reduce a significant element of uncertainty in our future results. We have spent the past four years reshaping our business worldwide to prepare it for exactly the kind of market we see developing over the next several years. Throughout that period of change, we have carried a significant amount of 'baggage' from the past, which hurt our reported earnings. Our actions today will reduce much of that burden and will enable us to move forward on a stronger footing. I am confident that the cumulative effect of the changes we have made to the business, our strong actions on premium rates over the past eighteen months, plus strong market conditions, will give us great opportunities for both good financial results and further operational progress over the next few years."

Royal & SunAlliance today announced a strengthening of its claims provisions, largely related to exposures connected with asbestos and other discontinued business. The increase in provisions will be reflected in the 2001 results, which will be announced on 28 February.

Asbestos claims

As a result of the well-publicised changes during 2001 in industry estimates for the ultimate cost of potential claimants' exposure to asbestos, we decided to bring forward our regular triennial review of those exposures, which was scheduled for completion later in 2002. Although there have been relatively modest amounts of asbestos claims payments by the Group during the past few years (1999: £23m; 2000: £27m; 2001 est.: £36m) there has been a marked increase in the number of notifications of potential claims received during 2001.

In light of developments during 2001, including both company-specific claims notifications and increased industry exposure estimates by rating agencies and independent actuarial firms, we have increased our asbestos provisions by £371m. Of that amount, £200m relates to policies written by our UK subsidiaries and £171m to policies written by our US subsidiaries.

The great majority of the provision is for claims which have not been notified to the Group but which are expected to arise in future years from previous exposure to asbestos. Because the actual asbestos claims will be paid over periods extending over more than twenty years, the provisions for these claims are made on a discounted basis, reflecting the time value of money. The additional provision net of discount is £239m.

In the US, many of these additional notifications relate to claimants allegedly exposed to asbestos during the period from the 1940s through the 1980s, but who do not currently actually exhibit evidence of disease. Another feature is that, with the bankruptcy of many of the firms that were heavily engaged in the manufacture and use of asbestos products, claims are now being filed against companies which distributed, transported or otherwise came into contact with asbestos products, some of whom were insured by R&SA. The number and merits of these claims, as well as their ultimate outcome, necessarily will remain uncertain for many years. The company will continue to review its exposures and will maintain its policy of a full review of those exposures by independent actuaries on a periodic basis.

Business written in the UK comprises two main blocks. Firstly, US risks written in the London Market and, secondly, UK risks written in both the London Market and in the UK regions. These blocks of business have distinctly separate characteristics and have been assessed separately.

The London Market US business is primarily excess layers and surplus lines business. Its potential development has been modelled based on detailed knowledge of developments in US primary claims. In the UK, development of asbestosis and mesothelioma is expected to follow a different pattern from that in the US, being currently less developed, but due to the later withdrawal of asbestos and related products from the market, is likely to have a later peak of incidence of disease. Mesothelioma can have a latent period of up to 40 years. These patterns have been taken into account in the provision that has been established. The final outcome of these claims will clearly depend on both the pattern of claims notification and the average cost of claims.

Accounting treatment for long tail claims

Because of the extremely long settlement patterns of claims such as those related to asbestos, we have changed our accounting policy to discount provisions in respect of such claims. This discount takes account of the time value of money, and a discount rate of 5% (representing the return on the investments matching these provisions) has been applied. In accordance with this new policy, the asbestos and environmental provisions at 31 December 2000 (£590m) will also be discounted at that rate. Because this new accounting policy is being adopted for the 2001 year, the amount of the discount on the provisions at 31 December 2000 (£176m) will be treated as a credit to the opening 2001 retained reserves. The amount of the discount on the additional provision of £371m is £132m, which will be credited to the 2001 operating result, giving rise to a net charge of £239m.

At each future year end, the discounted claims will be one year closer to settlement so, in effect, one year's discount at 5% on those claims still outstanding at the balance sheet date will be charged to operating profit in each year. For 2001 this discount unwind on the opening provision is estimated at £18m. In 2002, it is estimated at £30m.

Claims provisions for other discontinued business

In the interim and third quarter results announcements in 2001, we separately identified the financial results of several businesses and blocks of business which would be discontinued. In the fourth quarter our UK subsidiary announced that it would place its Inwards Reinsurance business in run off. A provision of £36m has been established for this. Other London Market business in run off has had provisions strengthened following reviews. Provisions have been increased in International Construction and Pools by £33m and other London Market contractsby £63m. Discontinued operations in Europe had provisions strengthened by £13m. Each of these changes will be reflected in the year end result and, since they do not have the extremely long payment pattern that characterises asbestos provisions, they will not be discounted.

Effect on net assets of increase in claims provisions on discontinued business

Net of tax and the discount on asbestos provisions, it is estimated that the effect of these changes will be to reduce the Group's net assets at 31 December 2001 by approximately £146m, or around 2.5% of its net assets at that date. The provision at 31 December 2001 for asbestos and environmental claims is £633m net of discount, which represents about 4% of total technical provisions net of reinsurance.

Other items affecting 2001 result

On continuing business, additional provisions of £75m have been established, primarily in a number of commercial lines. Included in those is an additional provision of £15m for the World Trade Center loss, bringing our total net loss for the WTC attack to £215m. A provision of £15m for exposures arising from the collapse of Enron in the US has also been made. The balance is spread among a number of lines around the world, no one of which is significant.

Effect on result

The production of the final accounts for 2001 is still in progress and the audit is not yet complete. Subject to this, taking account of all the items discussed above, we anticipate that the Group Operating Result (on the longer term investment return basis and before tax), will be reduced to an amount around breakeven for 2001 (2000:£476m) when those results are announced on 28 February.

Current trading conditions; 2002 outlook

Our experience of current conditions is in line with other announcements from the non-life sector, where improvements in rate and terms and conditions, continue to be very strong, particularly on commercial lines business in the UK and the US. Rates for property and liability classes during the fourth quarter have shown a material increase from those, already strong, increases announced with the nine months results and retention rates have been maintained at a very encouraging high level. Rates for renewals of business in January 2002 continue this trend and the indications are that this strong rating environment will continue for some time in our major commercial markets.

The WTC attack has altered customers' views of risk in fundamental ways, which, together with the recent incidence of storms and other natural disasters around the world, has strengthened their perceptions of the need for and value of insurance cover. This, in turn, is leading to increased demand for our products and services.

We accept those risks from our customers and in turn purchase reinsurance protection for ourselves. Many of those reinsurance covers renewed at 1 January. We have fully placed our 2002 programme but had to pay higher prices and accept more restrictive policy terms and conditions from our reinsurers. In turn, we are obtaining higher prices and more restrictive terms on our own policies, thus successfully passing along the impact of the tighter reinsurance market. In addition, we placed a 10% quota share reinsurance on 2002 business written in our major markets. Because we expect strong premium growth in our continuing business, the quota share will act to minimize the capital requirements to fund that growth. As we stated when our nine months results were published in November, we believe that we can fund our forecast growth without additional support from the capital markets.

The recent movement of capital into our industry to take advantage of improved operating conditions has received much publicity. However, the capital inflow has been only a small proportion of the capital outflow resulting from the WTC and other high-profile events, the decline in investment markets during 2001, and the need on the part of the industry as a whole to increase its provisions for future losses in much the same way that we announced today. This bodes well for continued strong market conditions in the general insurance business, and we do not anticipate an early return to an era of extreme price competition.

Conference calls

While we remain in a closed period for the overall year end results, which will be released on 28 February, for the content of this release, we will hold two open conference calls today, 5 February,

- The first at **0900 UK time**
- The call in numbers for this conference call are **+44 20 8781 0596** or **+44 20 8781 0579**

- And a second at **0900 EST (1400 UK time).**
- The call in numbers for this conference call are **+44 20 8781 0571** or **+44 20 8781 0576**

Lines will be open to all but questions will be accepted only from shareholders and analysts.

--ENDS--

Contact:

Malcolm Gilbert, Director, Communications
Tel: +44 (0)20 7569 6138
Email: malcolm.gilbert@notes.royalsun.com

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 5 February 2002

By: /s/ J V Miller ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.